EXHIBIT 12

AEP TEXAS NORTH COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2001	2002	2003	2004	2005
EARNINGS (LOSS)
Income (Loss) Before Income Taxes	$17,881	$(25,780)	$85,926	$70,168	$60,053
Fixed Charges (as below)	24,916	21,884	23,135	22,715	20,987
Total Earnings (Loss)	$42,797	$(3,896)	$109,061	$92,883	$81,040

FIXED CHARGES
Interest Expense	$23,275	$20,845	$22,049	$21,985	$19,817
Credit for Allowance for Borrowed Funds Used During Construction	1,130	379	367	217	378
Estimated Interest Element in Lease Rentals	511	660	719	513	792
Total Fixed Charges	$24,916	$21,884	$23,135	$22,715	$20,987

Ratio of Earnings (Loss) to Fixed Charges	1.71	(0.17)	4.71	4.08	3.86

For the year ended December 31, 2002, the Earnings to cover Fixed Charges was deficient by $25,780,000.